EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Sems Advisors LLC and Lloyd Sems agree to the joint filing of a Schedule 13D (including amendments  thereto) with respect to the Common Stock of Sport-Haley, Inc., a Colorado corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated this 27th day of April, 2009

SEMS ADVISORS LLC

By:	/s/ Lloyd Sems
Lloyd Sems, Managing Member

By:	/s/ Lloyd Sems
Lloyd Sems